
02057281

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-31416

For the month of September 2002.
Total number of pages: 25.
The exhibit index is located on page 2.

Nissin Co., Ltd.

(Translation of registrant's name into English)

Shinjuku L-Tower 15F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1555
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number	Page Number
1. Monthly data for August 2002	3
2. Notice, dated September 2, 2002, of granting of stock options in the form of new share subscription rights	18
3. Notice, dated September 9, 2002, of application for delisting of shares	24
4. Notice, dated September 10, 2002, of determination of exercise price, etc. of stock options in the form of new share subscription rights	26

Exhibit 1

NISSIN

NISSIN CO., LTD.(8571)
Monthly Data for August 2002

The figures herein are based on Japanese GAAP and are unaudited and may be subject to revision.

Loans Outstanding and Number of Accounts by Loan Type
(As of August 31, 2002)

(ACCOUNTS)

	2001/8	% of total	change from 2001/7	2002/8	% of total	change from 2002/7	change from estimate	% change from 2001/8
Consumer loans	127,352	69.69%	-14	124,950	64.50%	94	158	98.11%
Consumer loans	118,399	64.79%	-40	113,649	58.67%	-102	65	95.99%
VIP loans	8,953	4.90%	26	11,301	5.83%	196	93	126.23%
Wide loans	29,992	16.41%	418	33,916	17.51%	500	-198	113.08%
Small business owner loans & Business Timely loans	24,955	13.66%	706	34,481	17.80%	841	-222	138.17%
Small business owner loans	15,258	8.35%	126	19,853	10.25%	685	107	130.12%
Business Timely loans	9,697	5.31%	580	14,628	7.55%	156	-329	150.85%
Commercial bills	27	0.01%	6	23	0.01%	2	2	85.19%
Secured loans	426	0.23%	14	344	0.18%	-8	-8	80.75%
Total number of accounts	182,752	100.00%	1,130	193,714	100.00%	1,429	-268	106.00%

(LOANS OUTSTANDING)

(Unit : amounts in thousands of yen)

	2001/8	% of total	change from 2001/7	2002/8	% of total	change from 2002/7	change from estimate	% change from 2001/8
Consumer loans	46,169,058	32.64%	685,690	46,688,740	27.63%	177,986	235,866	101.13%
Consumer loans	38,945,568	27.53%	153,118	37,223,643	22.03%	23,568	158,852	95.58%
VIP loans	7,223,489	5.11%	532,571	9,465,097	5.60%	154,418	77,014	131.03%
Wide loans	50,583,085	35.75%	982,689	59,249,484	35.07%	1,354,317	199,710	117.13%
Small business owner loans & Business Timely loans	43,101,383	30.46%	2,353,611	61,776,692	36.57%	2,463,986	558,097	143.33%
Small business owner loans	31,432,759	22.21%	1,261,736	44,223,071	26.18%	2,180,794	888,841	140.69%
Business Timely loans	11,668,623	8.25%	1,091,875	17,553,620	10.39%	283,192	-330,744	150.43%
Commercial bills	21,642	0.02%	-5,842	11,566	0.01%	715	919	53.44%
Secured loans	1,606,921	1.13%	-23,909	1,219,733	0.72%	-26,090	20,924	75.90%
Total loans outstanding	141,482,091	100.00%	3,992,239	168,946,216	100.00%	3,970,914	1,015,516	119.41%

*1 The number of branches is 72 after opening 2 new branches, closing 2 branches and relocating 4 branches since April 2002.

Changes in the Numbers of Applications and Approvals and the Ratio of Approval by Products (For the Year Ending March 31, 2003)

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Total
Consumer loans *1													
Applications	7,808	6,780	6,576	7,982	6,261								35,407
Approvals	2,028	2,021	1,828	2,277	1,957								10,111
Ratio of approval	25.97%	29.81%	27.80%	28.53%	31.26%								28.56%
VIP loans													
Applications	233	234	252	241	325								1,285
Approvals	222	224	228	221	301								1,196
Ratio of approval	95.27%	95.73%	90.48%	91.70%	92.62%								93.07%
Wide loans													
Applications	1,270	1,258	1,099	1,304	1,402								6,333
Approvals	1,016	1,062	863	1,001	1,117								5,059
Ratio of approval	80.00%	84.42%	78.53%	76.76%	79.67%								79.88%
Small business owner loans													
Applications	615	774	744	895	955								3,983
Approvals	556	691	670	786	891								3,594
Ratio of approval	90.40%	89.28%	90.05%	87.82%	93.30%								90.23%
Business Timely loans													
Applications	2,161	2,054	1,639	1,599	1,247								8,700
Approvals *2	1021	710	597	619	540								3,487
Ratio of approval	47.25%	34.57%	36.42%	38.71%	43.30%								40.08%
Secured loans													
Applications	3	10	7	8	3								31
Approvals	3	4	5	6	3								21
Ratio of approval	100.00%	40.00%	71.43%	75.00%	100.00%								67.74%
Commercial bills													
Applications	13	7	5	6	10								41
Approvals	7	5	5	6	8								31
Ratio of approval	53.85%	71.43%	100.00%	100.00%	80.00%								75.61%

*1) The figures for Consumer loans do not reflect applications and approvals through tie-up companies.

*2) Refers to the number of cardholders, which includes credit lines with zero balances.

Delinquent Loans By Default Days

As of August 31,2000 (Unit : amounts in yen)

	1 day or more overdue	%	44-66 days overdue	%	67-96 days overdue	%	97 days or more overdue	%	Total	%	Loans Outstanding
Commercial bills	0	0.00	0	0.00	0	0.00	0	0.60	0	0.00	60,549,000
Small business owner loans & Business Timely loans	2,005,554,217	6.87	347,912,495	1.19	215,070,956	0.74	730,239,468	2.50	1,293,222,919	4.43	29,201,599,300
Real estate-backed loans	139,900,191	7.05	25,731,597	1.30	8,827,519	0.44	60,747,520	3.06	95,306,636	4.80	1,985,606,588
Wide loans	2,030,348,774	4.35	378,004,495	0.81	220,551,826	0.47	694,021,448	1.49	1,292,577,769	2.77	46,662,537,486
Consumer loans	2,412,602,889	5.61	497,170,968	1.16	322,911,524	0.75	890,077,013	2.07	1,710,159,505	3.98	43,003,536,109
Others	6,876,774	23.19	0	0.00	4,796,400	16.18	987,510	3.33	5,783,910	19.51	29,648,120
Total	6,595,282,845	5.45	1,248,819,555	1.03	772,158,225	0.64	2,376,072,959	1.96	4,397,050,739	3.64	120,943,476,603

*The figures in the "Total" column do not include "1 day or more overdue" loans.
*Long-Term Loans Receivable are included in all loan amounts.

Delinquent Loans By Default Days

As of August 31,2001 (Unit : amounts in yen)

	1 day or more overdue	%	44-66 days overdue	%	67-96 days overdue	%	97 days or more overdue	%	Total	%	Loans Outstanding
Commercial bills	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	21,642,335
Small business owner loans	2,274,644,678	7.24	361,059,399	1.15	201,742,351	0.64	847,180,829	2.70	1,409,982,579	4.49	31,432,759,732
Business Timely loans	373,959,299	3.20	80,265,709	0.69	70,027,279	0.60	131,233,506	1.12	281,526,494	2.41	11,668,623,932
Real estate-backed loans	217,736,123	13.70	16,820,174	1.06	26,816,308	1.69	137,389,718	8.64	181,026,200	11.39	1,589,358,090
Wide loans	2,378,370,137	4.70	427,522,992	0.85	259,445,610	0.51	707,751,322	1.40	1,394,719,924	2.76	50,583,085,472
Consumer loans	2,533,580,846	5.49	532,556,694	1.15	385,876,078	0.84	937,208,786	2.03	1,855,641,558	4.02	46,169,058,406
Others	6,806,774	38.76	0	0.00	0	0.00	6,806,774	38.76	6,806,774	38.76	17,563,422
Total	7,785,097,857	5.50	1,418,224,968	1.00	943,907,626	0.67	2,767,570,935	1.96	5,129,703,529	3.63	141,482,091,389

*The figures in the "Total" column do not include "1 day or more overdue" loans.
*Long-Term Loans Receivable are included in all loan amounts.

Delinquent Loans By Default Days

As of August 31,2002 (Unit : amounts in yen)

	1 day or more overdue	%	44-66 days overdue	%	67-96 days overdue	%	97 days or more overdue	%	Total	%	Loans Outstanding
Commercial bills	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	11,566,671
Small business owner loans	3,539,179,769	8.00	384,793,566	0.87	267,964,262	0.61	972,506,383	2.20	1,625,264,211	3.68	44,223,071,887
Business Timely loans	832,419,742	4.74	176,381,599	1.00	142,280,019	0.81	318,182,953	1.81	636,844,571	3.63	17,553,620,750
Real estate-backed loans	267,082,359	22.16	13,628,814	1.13	15,641,881	1.30	154,210,214	12.79	183,480,909	15.22	1,205,287,372
Wide loans	3,562,358,540	6.01	524,955,632	0.89	339,492,660	0.57	957,028,138	1.62	1,821,476,430	3.07	59,249,484,228
Consumer loans	2,971,510,074	6.36	672,349,520	1.44	429,443,185	0.92	975,229,698	2.09	2,077,022,403	4.45	46,688,740,083
Others	528,609	3.66	0	0.00	0	0.00	0	0.00	0	0.00	14,445,986
Total	11,173,079,093	6.61	1,772,109,131	1.05	1,194,822,007	0.71	3,377,157,386	2.00	6,344,088,524	3.76	168,946,216,977

*The figures in the "Total" column do not include "1 day or more overdue" loans.
*Long-Term Loans Receivable are included in all loan amounts.

Delinquent Loans By Default Days

As of June 30 ,2002 (Unit : amounts in yen)

	1 day or more overdue	%	44-66 days overdue	%	67-96 days overdue	%	97 days or more overdue	%	Total	%	Loans Outstanding
Commercial bills	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	10,582,725
Small business owner loans	3,132,740,266	7.74	323,573,262	0.80	239,136,899	0.59	860,086,352	2.12	1,422,796,513	3.51	40,482,284,470
Business Timely loans	621,769,763	3.66	138,801,405	0.82	92,203,240	0.54	194,514,371	1.15	425,519,016	2.51	16,980,334,763
Real estate-backed loans	246,992,796	19.52	16,539,885	1.31	0	0.00	172,988,600	13.67	189,528,485	14.98	1,265,275,700
Wide loans	3,352,109,588	5.86	423,180,217	0.74	310,202,912	0.54	852,624,994	1.49	1,586,008,123	2.77	57,245,686,552
Consumer loans	2,589,916,502	5.57	624,995,074	1.34	401,600,807	0.86	551,219,171	1.19	1,577,815,052	3.39	46,492,582,834
Others	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	15,527,559
Total	9,943,528,915	6.12	1,527,089,843	0.94	1,043,143,858	0.64	2,631,433,488	1.62	5,201,667,189	3.20	162,492,274,603

*The figures in the "Total" column do not include "1 day or more overdue" loans.
*Long-Term Loans Receivable are included in all loan amounts.

Delinquent Loans By Default Days

As of July 31,2002 (Unit : amounts in yen)

	1 day or more overdue	%	44-66 days overdue	%	67-96 days overdue	%	97 days or more overdue	%	Total	%	Loans Outstanding
Commercial bills	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	10,851,485
Small business owner loans	3,063,850,359	7.29	370,018,930	0.88	243,828,391	0.58	885,709,705	2.11	1,499,557,026	3.57	42,042,277,847
Business Timely loans	724,353,501	4.19	150,696,104	0.87	119,445,648	0.69	237,032,057	1.37	507,173,809	2.94	17,270,428,178
Real estate-backed loans	240,870,817	19.57	11,612,681	0.94	10,189,421	0.83	161,335,524	13.11	183,137,626	14.88	1,230,736,141
Wide loans	3,171,960,762	5.48	457,889,436	0.79	265,509,660	0.46	919,518,942	1.59	1,642,918,038	2.84	57,895,167,228
Consumer loans	2,665,050,833	5.73	574,691,473	1.24	389,663,229	0.84	785,477,803	1.69	1,749,832,505	3.76	46,510,753,703
Others	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	15,088,147
Total	9,866,086,272	5.98	1,564,908,624	0.95	1,028,636,349	0.62	2,989,074,031	1.81	5,582,619,004	3.38	164,975,302,729

*The figures in the "Total" column do not include "1 day or more overdue" loans.
*Long-Term Loans Receivable are included in all loan amounts.

Delinquent Loans By Default Days

As of August 31,2002 (Unit : amounts in yen)

	1 day or more overdue	%	44-66 days overdue	%	67-96 days overdue	%	97 days or more overdue	%	Total	%	Loans Outstanding
Commercial bills	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	11,566,671
Small business owner loans	3,539,179,769	8.00	384,793,566	0.87	267,964,262	0.61	972,506,383	2.20	1,625,264,211	3.68	44,223,071,887
Business Timely loans	832,419,742	4.74	176,381,599	1.00	142,280,019	0.81	318,182,953	1.81	636,844,571	3.63	17,553,620,750
Real estate-backed loans	267,082,359	22.16	13,628,814	1.13	15,641,881	1.30	154,210,214	12.79	183,480,909	15.22	1,205,287,372
Wide loans	3,562,358,540	6.01	524,955,632	0.89	339,492,660	0.57	957,028,138	1.62	1,821,476,430	3.07	59,249,484,228
Consumer loans	2,971,510,074	6.36	672,349,520	1.44	429,443,185	0.92	975,229,698	2.09	2,077,022,403	4.45	46,688,740,083
Others	528,609	3.66	0	0.00	0	0.00	0	0.00	0	0.00	14,445,986
Total	11,173,079,093	6.61	1,772,109,131	1.05	1,194,822,007	0.71	3,377,157,386	2.00	6,344,088,524	3.76	168,946,216,977

*The figures in the "Total" column do not include "1 day or more overdue" loans.
*Long-Term Loans Receivable are included in all loan amounts.

Business Timely / Active Accounts by Contract Month (January 2001 ~ August 2002)

(Unit : amounts in thousands of yen)

Active Accounts and Total Loan Balance — 2001

Contract Month	Cards Issued *2	January Accts.	January Loan Balance	February Accts.	February Loan Balance	March Accts.	March Loan Balance	April Accts.	April Loan Balance	May Accts.	May Loan Balance	June Accts.	June Loan Balance	July Accts.	July Loan Balance	August Accts.	August Loan Balance	September Accts.	September Loan Balance	October Accts.	October Loan Balance	November Accts.	November Loan Balance	December Accts.	December Loan Balance
Jan *1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Feb	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mar	[illegible]					[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Apr	[illegible]							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
May	[illegible]									[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Jun	1,341											[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Jul	[illegible]													[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Aug	[illegible]															[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Sep	[illegible]																	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Oct	[illegible]																			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Nov	[illegible]																					[illegible]	[illegible]	[illegible]	[illegible]
Dec	[illegible]																							[illegible]	[illegible]
Jan	[illegible]																								
Feb	[illegible]																								
Mar	[illegible]																								
Apr	[illegible]																								
May	[illegible]																								
Jun	[illegible]																								
Jul	[illegible]																								
Aug	[illegible]																								
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Active Accounts and Total Loan Balance — 2002

Contract Month	January Accts.	January Loan Balance	February Accts.	February Loan Balance	March Accts.	March Loan Balance	April Accts.	April Loan Balance	May Accts.	May Loan Balance	June Accts.	June Loan Balance	July Accts.	July Loan Balance	August Accts.	August Loan Balance
Jan *1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Feb	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mar	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Apr	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
May	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Jun	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Jul	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Aug	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Sep	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Oct	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Nov	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Dec	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Jan	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Feb			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mar					[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Apr							[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
May									[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Jun											[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Jul													[illegible]	[illegible]	[illegible]	[illegible]
Aug															[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

*1 The data before January 2001 are included in the row for January 2001.
*2 The number of cards issued do not include "CL 0 cards without loans outstanding". (CL 0 Cards = bad-debt write-offs, restructured loans, deceased, etc.)


Active Ratios of Business Timely Accounts by month
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
61.6%
61.8%
60.7%
59.3%
58.1%
56.2%
55.9%
56.1%
54.7%
54.9%
54.9%
54.9%
58.3%
58.1%
57.9%
57.1%
57.3%
57.6%
57.9%
58.1%
Jan-01 Feb-01 Mar-01 Apr-01 May-01 Jun-01 Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02 Apr-02 May-02 Jun-02 Jul-02 Aug-02

Number of Credit Lines of Business Timely Customers at Contracting Time

No. of credit lines from other companies at contracting time	00/9		00/10		00/11		00/12		01/1		01/2		01/3		01/4	
	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%
0	362	37.6%	426	41.7%	502	42.4%	103	45.2%	379	48.5%	461	49.2%	394	50.3%	520	53.9%
1	187	19.4%	140	15.5%	216	18.2%	136	17.5%	189	24.2%	204	21.8%	230	28.9%	297	25.2%
2	150	15.6%	164	18.8%	209	17.6%	230	20.3%	132	16.9%	116	17.8%	111	14.1%	150	15.5%
3	65	6.8%	99	11.3%	137	11.6%	133	12.3%	83	11.5%	67	9.2%	63	8.0%	3	4.2%
4	23	2.4%	37	4.2%	42	3.5%	51	4.5%	3	4.3%	1	0.1%	0	0.0%	0	0.0%
Total	963	100.0%	874	100.0%	1,186	100.0%	1,132	100.0%	781	100.0%	942	100.0%	787	100.0%	965	100.0%

No. of credit lines from other companies at contracting time	01/5		01/6		01/7		01/8		01/9		01/10		01/11		01/12	
	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%
0	673	57.4%	825	51.5%	875	41.3%	635	57.0%	359	56.1%	708	53.9%	703	64.5%	673	63.7%
1	308	26.3%	385	28.2%	296	25.3%	270	25.5%	344	33.8%	389	27.6%	361	29.1%	287	27.1%
2	191	16.3%	226	18.1%	277	12.2%	243	16.9%	210	18.4%	205	17.0%	224	17.2%	156	18.6%
3	3	4.3%	3	0.2%	1	0.1%	9	0.6%	7	0.5%	11	0.7%	14	1.1%	3	0.3%
4	0	0.0%	0	0.0%	0	0.0%	0	0.0%	6	0.4%	0	0.0%	0	0.0%	0	0.0%
Total	1,172	100.0%	1,408	100.0%	1,255	100.0%	1,419	100.0%	1,118	100.0%	1,421	100.0%	1,254	100.0%	1,058	100.0%

No. of credit lines from other companies at contracting time	02/1		02/2		02/3		02/4		02/5		02/6		02/7		02/8		Total	
	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%	Accts	%
0	523	47.0%	513	51.3%	455	54.2%	385	55.3%	360	36.7%	256	45.0%	409	41.5%	282	48.5%	31,296	49.7%
1	249	27.5%	243	28.1%	248	29.6%	274	25.8%	220	31.9%	116	23.8%	171	17.4%	106	38.7%	7,616	26.4%
2	127	14.0%	180	19.0%	125	26.7%	180	17.6%	125	18.0%	119	13.5%	134	21.8%	107	13.3%	8,086	11.9%
3	3	0.3%	7	0.7%	4	0.4%	2	0.2%	2	0.3%	4	0.7%	4	0.6%	1	1.1%	1,230	4.0%
4	0	0.0%	0	1.0%	4	0.0%	0	0.0%	0	0.0%	4	0.0%	0	0.0%	0	0.0%	411	1.4%
Total	904	100.0%	967	100.0%	841	100.0%	1,021	100.0%	1,110	100.0%	580	100.0%	612	100.0%	140	100.0%	28,429	100.0%

Note1: Zero credit lines may include one line from Nissin

Business Timely / Ratios of Only Users


(%)
80.0
60.0
40.0
20.0
0.0
52.1
48.7
47.4
45.3
48.5
49.3
50.3
53.9
57.4
57.5
56.3
57.0
55.6
53.9
54.5
53.7
57.9
54.2
54.2
55.3
50.7
49.6
49.9
48.3
00/9 00/10 00/11 00/12 01/1 01/2 01/3 01/4 01/5 01/6 01/7 01/8 01/9 01/10 01/11 01/12 02/1 02/2 02/3 02/4 02/5 02/6 02/7 02/8

Note: Ratios of Only users = (Number of users with no credit lines from other companies at contracting time ÷ Total number of Business Timely users)

Applications and Approval through Ascot Co., Ltd.

(Unit : amounts in thousands of yen)

2002	Applications	Details of contract made monthly			Lending circumstances						Total Lending		Total Loans Outstanding		
		New accounts contracted		Amounts	Initial loan contracts		Additional advances under existing loan contracts		Advances under new contracts to current or past borrowers				Accounts		Amounts
			[illegible]		Accounts	Amounts	Accounts	Amounts	Accounts	Amounts	Accounts	Amounts		[illegible]	
April	281	42	31	8,250	27	21,520	113	23,648	11	8,139	162	61,557	883	223	488,489
May	401	45	31	10,000	22	18,250	120	27,652	13	14,550	169	70,452	981	252	538,429
June	330	42	29	10,000	16	10,470	105	22,757	15	9,289	149	52,516	1,066	280	569,885
July	355	48	33	11,500	22	16,350	117	25,505	10	7,630	164	60,985	1,145	304	605,934
August	312	36	23	6,849	18	13,690	137	24,703	11	10,330	179	55,572	1,218	329	634,625
September															
October															
November															
December															
January															
February															
March															
TOTAL	1,679	213	147	46,599	105	80,280	592	124,265	60	49,938	823	301,082			

Note: The total loans outstanding include contracted consumer loans.

Applications and Approvals through Tie-up Companies

Loans acquired through Shinki Co., Ltd.

(Unit : amounts in thousands of yen)

2002	Applications				Contracted Accounts				Amount of contracted loans	Total Loans Outstanding	
	Wide loans	Small business owner loans	Others	TOTAL	Wide loans	Small business owner loans	Others	TOTAL		Accounts	Amounts
Apr	1,637	167	1,113	2,917	98	27	103	228	297,900	1,112	1,730,183
May	1,552	126	1,705	3,383	112	23	213	348	373,350	1,448	2,089,566
Jun	1,096	119	1,217	2,432	107	20	192	319	340,850	1,756	2,424,470
Jul	1,038	189	1,235	2,462	92	25	186	303	314,950	2,018	2,709,859
Aug	1,313	156	1,279	2,748	118	23	222	363	416,993	2,345	3,084,766
Sep											
Oct											
Nov											
Dec											
Jan											
Feb											
Mar											
TOTAL	6,634	737	6,549	13,920	527	118	916	1,561	1,742,842		

Loans acquired through Wide Co.,Ltd

(Unit ; amounts in thousands of yen)

2002	Applications				Contracted Accounts				Amount of contracted loans	Total Loans Outstanding	
	Wide Loans	Small Business owner Loans	Others	TOTAL	Wide Loans	Small Business owner Loans	Others	TOTAL		Accounts	Amounts
April	-	-	-		-	-	-		-	-	-
May	-	-	-		-	-	-		-	-	-
June	-	-	-		-	-	-		-	-	-
July	1,934	311	59	2,304	29	9	22	60	88,040	59	88,737
Aug.	1,985	362	176	2,523	50	20	138	208	197,100	261	285,417
Sept.											
Oct.											
Nov.											
Dec.											
Jan.											
Feb.											
Mar.											
TOTAL	3,919	673	235	4,827	79	29	160	268	285,140		

* The referral relationship with Wide Co., Ltd. started in July 2002.

Applications and Approvals through Tie-up Companies (

Loans acquired through Sanyo Club Co., Ltd.

(Unit : amounts in thousands of yen)

2002	Applications				Contracted Accounts				Amount of contracted loans	Total Loans Outstanding	
	Small Business owner Loans	Business Treaty	Others	TOTAL	Small Business owner Loans	Business Treaty	Others	TOTAL		Accounts	Amounts
Apr	75	0	3	78	5	0	8	13	18,550	14	18,835
May	92	0	4	97	13	2	10	25	40,350	37	62,956
Jun	158	5	39	202	19	19	59	97	71,300	58	133,998
Jul	288	6	31	325	24	40	35	102	111,990	186	246,399
Aug	270	11	11	292	30	24	32	86	118,350	268	366,579
Sep											
Oct											
Nov											
Dec											
Jan											
Feb											
Mar											
TOTAL	864	22	88	[illegible]	90	58	116	280	366,090		

Loans acquired through Inter Co., Ltd.

(Unit : amounts in thousands of yen)

2002	Applications				Contractual Accounts				Amount of contracted loans	Total Loans Outstanding	
	Small Business owner Loans	Business Treaty	Others	TOTAL	Small Business owner Loans	Business Treaty	Others	TOTAL		Accounts	Amounts
Apr	14	0	0	14	2	0	1	3	4,000	9	22,061
May	236	1	13	249	13	0	7	20	46,800	30	65,007
Jun	188	0	33	221	18	0	9	27	60,500	56	124,457
Jul	209	0	31	240	17	0	12	29	54,700	91	189,550
Aug	172	0	17	189	20	0	8	28	60,100	112	229,671
Sep											
Oct											
Nov											
Dec											
Jan											
Feb											
Mar											
TOTAL	819	1	93	[illegible]	70	0	37	107	220,100		

Loans extended through Webcashing.com (April 2002～June 2002)

(Unit : amounts in thousands of yen)

	April			May			June			Quarterly Total		
	total	male	female	total	male	female	total	male	female	total	male	female
New applications	1,819	[illegible]	466	1,508	1,106	402	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(number of new applications through mobile phone)	1,143	828	315	842	601	241	2,076	1,450	626	4,061	2,879	1,182
Loans extended	683	476	207	627	453	174	596	408	188	1,906	1,337	569
(number of new loans extended to mobile phone applicants)	279	169	110	259	198	61	428	280	148	966	647	319
Amount of loans extended	¥466,984	¥356,867	¥110,117	¥557,148	¥413,410	¥143,737	¥208,938	¥146,115	¥62,823	¥1,233,070	¥916,392	¥316,677
Ratio of loans extended to new loans ※1	37.5%	35.2%	44.4%	41.6%	41.0%	[illegible]	22.6%	[illegible]	24.8%	[illegible]	[illegible]	[illegible]
Average age of customers of new loans	31.6	30.7	32.4	31.7	31.2	32.2	31.5	32.8	30.2	31.6	31.6	31.6
Accounts※2			※18,478			※18,207			※18,708			※18,708
Loans Outstanding※2			※¥4,493,994			※¥4,515,251			※¥4,786,501			※¥4,786,501
Accounts※3			-			-			※20,649			-
Loans Outstanding※3			-			-			※¥9,019,011			-

※1. Ratio of loans extended to new loans = (Loans extended ÷ New applications)

※2. The figures for loans outstanding and accounts up to May 2002 include only the Consumer loans outstanding and accounts held at Webcashing Center.

※3. As a result of the closing of Webcashing Center in May, the Consumer loan accounts held at Webcashing Center were transferred to branches and loan offices. The loans outstanding and accounts here represent the sum of the loans outstanding and accounts of all loan products extended through Webcashing.com , including those originally held at Webcashing Center.

	July			August			September			Quarterly Total		
	total	male	female	total	male	female	total	male	female	total	male	female
New applications	[illegible]	[illegible]	906	[illegible]	1,521	502						
(number of new applications through mobile phone)	2,492	1,795	697	1,266	918	348						
Loans extended	832	551	281	[illegible]	604	240						
(number of new loans extended to mobile phone applicants)	478	315	163	359	236	123						
Amount of loans extended	¥332,790	¥210,808	¥121,982	¥443,721	¥315,923	¥127,797						
Ratio of loans extended to new loans ※1	24.9%	22.6%	31.0%	[illegible]	39.7%	47.8%						
Average age of customers of new loans	31.4	31.7	30.5	32.3	32.8	31.2						
Accounts※3			※20,393			20,685						
Loans Outstanding※3			※¥8,899,180			¥9,304,615						

3

	October			November			December			Quarterly Total		
	total	male	female	total	male	female	total	male	female	total	male	female
New applications												
(number of new applications through mobile phone)												
Loans extended												
(number of new loans extended to mobile phone applicants)												
Amount of loans extended												
Ratio of loans extended to new loans ※1												
Average age of customers of new loans												
Accounts												
Loans Outstanding												

	January			February			March			Quarterly Total		
	total	male	female	total	male	female	total	male	female	total	male	female
New applications												
(number of new applications through mobile phone)												
Loans extended												
(number of new loans extended to mobile phone applicants)												
Amount of loans extended												
Ratio of loans extended to new loans ※1												
Average age of customers of new loans												
Accounts												
Loans Outstanding												

Funding diversification

① changes in borrowings

(Unit : amounts in millions of yen , %)

	02/08		02/03		01/08	
	amount	ratio	amount	ratio	amount	ratio
Banks	64,981	45.27	59,798	45.98	49,524	44.04
Life insurance	264	0.18	437	0.34	720	0.64
Non-life insurance	2,583	1.80	1,600	1.23	2,760	2.46
Others	27,198	18.95	18,722	14.39	19,938	17.73
Indirect	95,027	66.21	80,558	61.94	72,944	64.87
Direct	48,500	33.79	49,500	38.06	39,500	35.13
Total	143,527	100.00	130,058	100.00	112,444	100.00

② changes in interest rates on borrowing

(%)

	02/8	02/03	01/8
Banks	2.51	2.63	2.79
Life insurance	2.64	2.67	2.19
Non-life insurance	2.98	3.67	3.35
Others	2.72	3.20	3.24
Indirect	2.58	2.78	2.93
Direct	2.56	2.69	2.94
Total	2.58	2.75	2.93

(%)

	02/8	02/03	01/8
Long-term	2.15	2.23	3.05
Short-term	2.59	2.79	2.93

③ breakdown of borrowing by period

(Unit : amounts in millions of yen , %)

	02/08		02/03		01/08	
	amount	ratio	amount	ratio	amount	ratio
Short-term loan	3,750	2.61	1,400	1.08	335	0.30
Long-term loan within 1 year	59,171	41.23	48,348	37.17	37,974	33.77
Long-term loan over 1 year	80,605	56.16	80,310	61.75	74,134	65.93
Total of long-term	139,777	97.39	128,658	98.92	112,109	99.70
Total	143,527	100.00	130,058	100.00	112,444	100.00

Exhibit 2

September 2, 2002

Notice of Granting of Stock Options in the Form of New Share Subscription Rights

Notice is hereby given that at the meeting of the Board of Directors of NISSIN CO., LTD. (the "Company") held today, it was resolved that the Company would issue new share subscription rights as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan and the resolution adopted at the 43rd Ordinary General Meeting of Shareholders of the Company held on June 22, 2002, as described below:

Description

1. Date for the issuance of new share subscription rights:

   September 10, 2002.

2. Total number of new share subscription rights to be issued:

   14,950 rights
   (Number of shares to be issued or transferred for each new share subscription right: 100 shares).

3. Issue price of a new share subscription right:

   Free of charge.

4. Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

   1,495,000 shares of common stock of the Company.

   In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised by the Grantees thereof then, with any fraction of one share occurring upon such adjustment discarded:

   Number of shares as adjusted = Number of shares before adjustment x Division/consolidation ratio

   In addition, in the event that the Company enters into a merger or consolidation with another company, or the Company becomes a 100% parent company by a share exchange with another company or the Company makes a spin-off, the Company will adjust the number of shares as considered necessary. In such case, the proviso of the preceding paragraph shall apply *mutatis mutandis*.

5. Amount to be paid in upon exercise of a new share subscription right:

(1) The amount to be paid in upon exercise of each new share subscription right (the "Paid-in Amount") shall be an amount obtained by multiplying the closing price of a share of common stock of the Company on the Tokyo Stock Exchange on August 30, 2002 (if the closing price is not available on that day, the closing price on the immediately preceding day; the same applies hereinafter) by 1.10 and the number of shares to be issued or transferred upon exercise of each new share subscription right, with any fraction of one yen rounded upward to the nearest one yen; provided, however, that the Paid-in Amount shall not fall below an amount obtained by multiplying the closing price of a share of common stock of the Company on the Tokyo Stock Exchange on the issue date of the new share subscription rights by the number of shares to be issued or transferred upon exercise of each new share subscription right.

(2) In the event that the Company divides or consolidates its shares, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares (exclusive of the issuance of new shares upon exercise of new share subscription rights, rights to subscribe for new shares pursuant to Article 280-19 of the Commercial Code of Japan prior to amendment thereto effective as of April 1, 2002 and warrants attached to bonds with warrants pursuant to Article 341-8 of the Commercial Code of Japan prior to the said amendment) or dispose of shares of treasury stock of the Company at a price lower than the current market price after the issuance of the new share subscription rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:



$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Current market price per share" represents the closing price of a share of common stock of the Company on the Tokyo Stock Exchange on the day immediately preceding the day on which the Paid-in Amount as adjusted shall become applicable. "Number of already issued shares" represents, in case of the issuance of new shares, the total number of shares issued and outstanding on the allocation date thereof and in case of the disposition of shares of treasury stock of the Company, the total number of shares issued and outstanding on the day immediately preceding the day on which the Paid-in Amount as adjusted shall become applicable with the deduction of the total number of shares of treasury stock of the Company to be disposed of. In case of the disposition of shares of treasury stock, "Number of newly issued shares" shall be read "Number of shares of treasury stock disposed" and "Paid-in market price per share" shall be read "Disposal price per share".

(3) In the event that the Company enters into a merger or consolidation with another company, or the Company becomes a 100% parent company by a share exchange with another company or the Company makes a spin-off, the Company will adjust the Paid-in Amount as considered necessary.

6. Aggregate issue prices of shares to be issued upon exercise of the new share subscription rights:

To be determined on September 10, 2002.

7. Amount of the issue prices of shares issued upon exercise of the new share subscription rights to be transferred to capital:

An amount obtained by multiplying by 0.5 the exercise price (if adjusted, the exercise price as adjusted), with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen.

8. New share subscription right exercise period:

From October 1, 2002 to September 30, 2005

9. Terms and conditions of the exercise of new share subscription rights:

(1) Any grantee of new share subscription rights ("Grantee") shall be any of the following persons when such Grantee exercises the new share subscription rights:

(i) Directors, Statutory Auditors and employees (including employees dispatched to other companies, as well as part-time workers and non-regular employees) of the Company and its subsidiaries under the Commercial Code of Japan;

(ii) Persons who have entered into advisory agreements with the Company; and

(iii) Persons dispatched to the Company for at least one year by companies that have entered into manpower supply agreements with the Company ("temporary staff(s)").

(2) In the event that any Grantee ceases to be any of the persons listed in the items of paragraph (ii) above, such Grantee shall, unless otherwise provided for herein, forfeit the right to exercises the new share subscription rights granted.

(3) Notwithstanding the preceding paragraph, in the event that any Grantee falls under any of the following events, such Grantee may exercise his/her new share subscription rights only for the respective periods specified below; provided, however, that no new share subscription rights can be exercised for any period other than the new share subscription right exercise period stipulated in Section 8:

(i) Any Grantee, who falls under Section 9, paragraph (1), item (i), retires as Director of the Company or any of its subsidiaries upon expiration of the term of office or leaves the Company or any of its subsidiaries due to his/her mandatory retirement age as stipulated in the work rules:

For 90 days from the date of retirement.

(ii) Any Grantee, who falls under Section 9, paragraph (1), item (i) or (ii), is elected as director or statutory auditor or hired as employee for any company with which the Company has a capital or business relationship and the Board of Directors of the Company allows such Grantee to exercise new share subscription rights:

For the period as specified by the Board of Directors.

(iii) An employment agreement between the Company and any Grantee, who falls under Section 9, paragraph (1), item (i) (provided that such Grantee is a part-time worker or non-regular employee), terminates and is not renewed as such Grantee reaches the age specified by the Company:

For 90 days from the date of termination.

(iv) An advisory agreement between the Company and any Grantee, who falls under Section 9, paragraph (1), item (ii), terminates as such Grantee reaches the age specified by the Company:

For 90 days from the date of termination.

(v) Any Grantee, who falls under Section 9, paragraph (1), item (iii), is specifically allowed by the Company to exercise new share subscription rights as upon termination of his/her dispatch to the Company, an employment agreement is scheduled to be entered into between such Grantee and the Company:

As long as such Grantee holds the position of an employee of the Company, but subject to the terms and conditions specified by the Board of Directors of the Company.

(4) No heir to any Grantee shall be entitled to exercise new share subscription rights.

(5) No new share subscription right can be given in pledge or otherwise disposed of.

(6) In the event that any Grantee violates any law or ordinance or any internal rule of the Company, such Grantee shall immediately forfeit the new share subscription rights granted.

(7) Any Grantee may exercise all or any part of the new share subscription rights granted in a single procedure.

(8) Any other term and condition for the exercise of new share subscription rights shall be governed by a "contract of granting new share subscription rights" to be entered into between the Company and each Grantee; provided, however, that no exercise of any fraction of one (1) new share subscription right is allowed.

10. Events and conditions to cancel new share subscription rights:

(1) In the event that a merger agreement under which the Company shall be merged is approved or the proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company shall, by resolution of the Board of Directors, cancel all the new share subscription rights owned by the Grantees without consideration.

(2) In the event that any Grantee who has been granted new share subscription rights ceases to be qualified to exercise his/her new share subscription rights prior to the exercise thereof, the Company shall, by resolution of the Board of Directors, cancel all the new share subscription rights owned by the Grantee without consideration.

11. Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to a resolution of the Board of Directors.

12. Issuance of certificates representing new share subscription rights:

Certificates representing new share subscription rights shall be issued only upon request from any Grantee.

13. Qualified grantees of new share subscription rights:

1,086 in total of Directors, Statutory Auditors, employees (including employees dispatched to other companies, in addition to employees and non-regular employees as stipulated in the work rules of the Company) and advisors of the Company, as well as temporary staffs with at least one year of service for the Company and directors, statutory auditors and employees of the Company's related companies.

[For reference]

1. Date of resolution of the Board of Directors for submission of the proposition to the Ordinary General Meeting of Shareholders:

May 13, 2002.

2. Date of resolution of the 43rd Ordinary General Meeting of Shareholders:

June 22, 2002.

- END -

Exhibit 3

September 9, 2002

Notice of Application for Delisting of Shares

Notice is hereby given that at the meeting of the Board of Directors of NISSIN CO., LTD. (the "Company") held on September 9, 2002, it was resolved that the Company would apply for delisting of its shares of common stock listed on the Osaka Securities Exchange, as described below:

Description

1. Reason for the application for delisting of shares:

   The volume of shares of common stock of the Company traded on the Osaka Securities Exchange is small and the impact of delisting of such shares on the Company's shareholders and investors is expected to be insignificant.

2. Stock exchanges other than the Osaka Securities Exchange on which the shares of the Company are listed:

   Tokyo Stock Exchange and New York Stock Exchange.

3. Expected date for the application for delisting of shares:

   September 13 (Friday), 2002.

4. Future prospects:

   The Company will continue to have its shares listed on the Tokyo Stock Exchange and New York Stock Exchange.

- END -

Exhibit 4

September 10, 2002

Notice of Determination of Exercise Price, Etc. of Stock Options in the Form of New Share Subscription Rights

Notice is hereby given that at the meeting of the Board of Directors of NISSIN CO., LTD. (the "Company") held on September 2, 2002, the specific conditions were determined in respect of the new share subscription rights to be issued as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as described below:

Description

1. Date for the issuance of new share subscription rights:

   September 10, 2002.

2. Total number of new share subscription rights to be issued:

   14,950 rights
   (Number of shares to be issued or transferred for each new share subscription right: 100 shares).

3. Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

   1,495,000 shares of common stock of the Company.

4. Amount to be paid in upon exercise of a new share subscription right:

   Amount for each new share subscription right: ¥99,550.

   Paid-in Amount per share (Exercise Price): ¥995.5.

   (The Exercise Price shall be an amount obtained by multiplying by 1.10 the closing price of a share of common stock of the Company on the Tokyo Stock Exchange on August 30, 2002.)

5. Aggregate issue prices of shares to be issued upon exercise of the new share subscription rights:

   ¥1,488,272,500.

6. Amount of the issue prices of shares issued upon exercise of the new share subscription rights to be transferred to capital:

   ¥498 per share.

[For reference]

1. Date of resolution of the Board of Directors for submission of the proposition to the Ordinary General Meeting of Shareholders:

   May 13, 2002.

2. Date of resolution of the 43rd Ordinary General Meeting of Shareholders:

   June 22, 2002.

3. Date of resolution of the Board of Directors for the issuance of the new share subscription rights:

   September 2, 2002.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nissin Co., Ltd.

Date: September 17, 2002

By: Hitoshi Higaki
Hitoshi Higaki
Managing Director